

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2017

Frank C. Wilcox
Chief Financial Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd.
Fort Lauderdale, Florida 33309

      Re: UNIVERSAL INSURANCE HOLDINGS, INC.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 24, 2017
          File No. 001-33251

Dear Mr. Wilcox:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 17 - Liability for Unpaid Losses and Loss Adjustment Expenses, page 91

1.   You disclose that homeowner's insurance covers physical damage to an insured's dwelling as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2012 – 2016. Provide us the information that would be provided in the separate tables for liability and physical damage for homeowner's insurance, if available.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance